Alf 6/8/2004

04015505

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SECUR... ...MISSION
Washington, D.C. 20549

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RECD S.E.C.
JUN 3 2004
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40532 7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/01/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Financial Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 SW Fifth Avenue
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nadine Johnson 503-795-6506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nadine Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Financial Center, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nadine Johnson
Signature

Finance Manager
Treasurer
Title

Carla J Bolliger
Notary Public

OFFICIAL SEAL
CARLA J. BOLLIGER
NOTARY PUBLIC-OREGON
COMMISSION NO. A365233
MY COMMISSION EXPIRES JANUARY 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Columbia Financial Center Incorporated

(A wholly-owned subsidiary of Columbia Management Group, Inc.)

Statement of Financial Condition and Supplementary Information

December 31, 2003

(With Report of Independent Auditors' Report and Supplemental Report on Internal Control)

Columbia Financial Center Incorporated
(A wholly-owned subsidiary of Columbia Management Group, Inc.)
Index
December 31, 2003

Page(s)

Supplementary Information

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Columbia Financial Center Incorporated
(A wholly-owned subsidiary of Columbia Management Group, Inc.)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Columbia Financial Center Incorporated (the "Company") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the notes to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, this financial statement may not be indicative of the financial position that would have existed if the Company operated as an unaffiliated corporation.

Our audit was conducted for the purpose of forming an opinion on this basic financial statement taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of this basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of this basic financial statement and, in our opinion, is fairly stated in all material respects in relation to this basic financial statement taken as a whole.

PricewaterhouseCoopers LLP

March 26, 2004

Columbia Financial Center Incorporated
(A wholly-owned subsidiary of Columbia Management Group, Inc.)
Statement of Financial Condition
December 31, 2003

Assets	
Cash equivalents	$ 184,535
Receivable from affiliates	11,707
Prepaid expenses	20,350
Furniture, fixtures and equipment, net	3,122
Goodwill	50,973
Total assets	$ 270,687
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 6,290
Accrued liabilities	18,629
Accrued taxes payable	21,719
Deferred income taxes	2,531
Total current liabilities	49,169
Commitments and Contingencies	
Stockholder's equity	
Common stock, no par value; authorized - 1,000,000 shares; issued and outstanding - 97,643 shares	189,099
Retained earnings	32,419
Total stockholder's equity	221,518
Total liabilities and stockholder's equity	$ 270,687

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Columbia Financial Center Incorporated (the "Company") is registered as a securities broker pursuant to the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company is a wholly-owned subsidiary of Columbia Management Group, Inc. ("CMG"). CMG is an indirect majority-owned subsidiary of Fleet National Bank, N.A. ("Fleet Bank"), which in turn, is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

On October 27, 2003, FleetBoston announced a definitive agreement to merge with Bank of America Corporation with Bank of America Corporation the surviving company. The merger, which has received both shareholder and regulatory approvals, is expected to close in the second quarter of 2004.

The Company is the principal underwriter and distributor for shares of the open-end investment companies issued by the CMG Fund Trust (the "Funds"), managed by an affiliate, Columbia Management Advisors, Inc. ("CMA"). The Company does not charge any fees or commissions to the Funds or to investors of the Funds for the sale of shares of the Funds. The Company also maintains a walk-in center to service customers of the retail mutual funds distributed by Columbia Funds Distributor, Inc. ("CFDI"), formerly Liberty Funds Distributor, Inc., an affiliate of the Company.

2. Summary of Significant Accounting Policies

Use of Estimates
The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual amounts could differ from such estimates.

Income Taxes
The Company is included in the consolidated federal income tax return of FleetBoston and files combined or separate tax returns with various states. Related deferred taxes and current tax receivables and payables are included in the statement of financial condition. Under the terms of the present tax sharing arrangement, the Company computes its separate state income taxes as if it is a separate entity. For federal income taxes, the Company computes income taxes using a statutory tax rate of 35 percent.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred taxes arise principally due to the amortization of goodwill.

Cash Equivalents
Cash equivalents consists of an investment in the Columbia Daily Income Company Fund, a money market fund affiliated with CMG. The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (useful lives ranging from five to seven years).

Goodwill
Goodwill is the result of a merger in 1997. The difference between the purchase price and the fair value of net assets at the time of acquisition was allocated to goodwill under the purchase method of accounting. Goodwill is analyzed annually for possible impairment.

3. Furniture, Fixtures and Equipment

Data processing and communications equipment	$ 20,085
Furniture, fixtures and equipment	28,184
	48,269
Less accumulated depreciation	(45,147)
	$ 3,122

4. Employee Benefit Plans

The Company participates in pension plans and postretirement health and life insurance programs sponsored by FleetBoston. These plans include qualified noncontributory, defined benefit pension plans covering substantially all domestic employees, as well as nonqualified noncontributory defined benefit plans for certain executives. The qualified plans are funded in compliance with the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code of 1986, as amended. Postretirement health and life insurance benefits are provided for eligible retired domestic employees. The estimated cost of postretirement benefits are accrued over the service lives of eligible employees. All income/expense and assets/liabilities related to pension and postretirement benefits are recorded on the records of the plan sponsor, FleetBoston.

The Company also participates in the FleetBoston contributory thrift plan, which covers substantially all full-time and permanent part-time employees. This plan provides that eligible employees may elect to contribute a percentage of their annual salary to the plan. The Company matches a percentage of each employee's contributions up to 6% of the employee's salary.

5. Related-Party Transactions

Certain officers and directors of the Company are also officers and directors of CMA and Columbia Trust Company ("CTC"), both of which are also subsidiaries of FleetBoston.

All expenses of the Company are charged from or paid by FleetBoston or CMA based upon either specifically identifiable costs or using defined allocation methods. Fee revenue from affiliates is received from CMA and CTC based upon services provided to those affiliates.

Columbia Funds Services, Inc. ("CFI"), formerly Liberty Funds Services, Inc., an affiliate of the Company, is transfer agent for the Funds. CFI performs certain functions on behalf of the Company.

Due to related party transactions, the statement of financial condition may not be indicative of the financial position that would have existed if the Company operated as an unaffiliated corporation.

6. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1.

As of December 31, 2003, the Company had net capital for this purpose of $131,675, which was $126,675 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2003 was .35 to 1.

7. Commitments and Contingencies

Legal and Regulatory Matters

In September 2003, FleetBoston, CMA and CFDI, and certain of their affiliates (collectively, "Columbia") received information requests and subpoenas from various regulatory authorities, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, in connection with their investigations of late trading and market timing in mutual funds. Columbia engaged a law firm to conduct an investigation and respond to the subpoenas and other requests for information. As a result of its investigation, Columbia has not identified any instances where Columbia was involved in late trading of mutual fund shares. Columbia identified a limited number of investors who had informal arrangements for trading Columbia fund shares between 1998 and 2003. A majority of the transactions in connection with these arrangements occurred in one international fund and two domestic funds. The majority of the trading under these arrangements was made by three entities. The majority of the trading ended in 2002 and none of these arrangements exists today. Columbia announced that, to the extent any fund whose shares were involved in those trading activities was harmed, it is committed to reimbursing the fund.

On February 24, 2004, the SEC filed a civil complaint in the United States District Court for the District of Massachusetts against CMA and CFDI alleging that these two entities allowed certain customers to engage in short-term or excessive trading without disclosing this fact in the relevant fund prospectuses. The complaint alleged violations of federal securities laws in relation to trading arrangements with at least nine investors during the period 1998 through 2003, and requests injunctive and monetary relief. A similar action was filed the same day in the New York state court by the New York Attorney General, claiming relief under New York statutes. In their respective complaints, the New York Attorney General and the SEC sought disgorgement of profits, restitution, monetary penalties and permanent injunctions, including, in the case of the SEC, a permanent injunction from serving or acting as investment advisor or principal underwriter of any registered fund.

On March 15, 2004, Columbia reached a settlement in principle with the staff of the SEC and with the New York Attorney General (the "Settlement"). In connection with the Settlement, Columbia has agreed to pay $140 million, comprised of $70 million in disgorgement and $70 million in civil penalties, which will be used to reimburse injured Columbia fund shareholders. CMA and CFDI also agreed to the issuance of an order censuring them and requiring them to cease and desist from violations of the antifraud and other provisions of the federal securities laws, as well as directing governance changes designed to foster the independence of the fund boards of trustees and to ensure compliance with securities laws and fiduciary duties. Further, CMA and CFDI will retain an independent consultant to review their compliance policies and procedures and implement any recommended changes or enhancements. The final settlement with the SEC is contingent upon review and approval by the SEC. The settlement in principle with the New York Attorney General provides for Columbia and Bank of America to, among other things, reduce mutual fund fees by a total of $160 million over the next five years. Columbia anticipates that the $140 million cost, and any related payments, in connection with the Settlement will be borne by FleetBoston and/or CMA.

Class action complaints have been filed against Columbia, as well as the Columbia funds, on behalf of persons who acquired shares in the Columbia funds in connection with these circumstances, alleging, among other things breach of fiduciary duties and violations of federal securities laws, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940. Additional lawsuits presenting similar or additional allegations and requests for relief arising out of these circumstances could be filed in the future against Columbia.

In view of the inherent difficulty of predicting the outcome of these legal and regulatory matters, Columbia cannot state what the eventual outcome of these matters will be; however, management, based on its consultation with counsel, believes that the liabilities and related loss, if any, resulting from the final outcome of these legal and regulatory matters will not have a material effect on the financial position, results of operations and/or liquidity of the Company.

Columbia Financial Center Incorporated

(A wholly-owned subsidiary of Columbia Management Group, Inc.)

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 **Schedule I**

Net Capital		
Total stockholder's equity	$ 221,518	
Deductions and/or changes		
Receivable from affiliates	11,707	
Prepaid expenses	20,350	
Furniture, fixtures and equipment, net	3,122	
Goodwill	50,973	
Net capital before haircuts on securities positions	135,366	
Haircuts on securities positions	(3,691)	
Net capital	$ 131,675	
Aggregate Indebtedness		
Items included in the statement of financial condition		
Payable to affiliates	$ 6,290	
Accrued liabilities	18,629	
Accrued taxes payable	21,719	
Total aggregate indebtedness	$ 46,638	
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 3,109	(A)
Minimum dollar net capital requirement	$ 5,000	(B)
Net capital requirement (greater of (A) or (B))	$ 5,000	
Excess net capital	$ 126,675	
Excess net capital at 1000%	$ 127,011	
Ratio: aggregate indebtedness to net capital	0.35 to 1	

There are no material differences between the Company's Computation of Net Capital as filed on Focus Report Form X 17A-5 as of December 31, 2003 and this computation.

Columbia Financial Center Incorporated
(A wholly-owned subsidiary of Columbia Management Group, Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 **Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(1).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder of
Columbia Financial Center Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Columbia Financial Center Incorporated (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 26, 2004